Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

March 21, 2006                                                                                                                                                                                                                                                       TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Silver & Gold Mines Ltd. (the “Company”) announces that it has closed the non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering will entitle the investor to purchase one additional share at a price of $2.50 until March 20, 2008.

The hold period for all securities issued under these private placements expire on July 21, 2006.

The Company paid a total of $778,795 cash as finder’s fees.

The Company, founded in 1968, has established a long record of mining an exploration. The Company’s focus is the acquisition and exploration of top silver prospects throughout North America, and it currently manages properties in western Canada and in central Mexico.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.